EXHIBIT 99.1

Addex Publishes Dipraglurant Data Showing In Vivo Efficacy on Motor and Non-Motor Symptoms of Parkinson’s Disease

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, April 4, 2023 - Addex Therapeutics (SIX and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today announced data showing that dipraglurant could have beneficial effects on non-motor symptoms (NMS) experienced by Parkinson’s patients in addition to its established positive effects on dyskinesias. Dipraglurant is an mGlu5 negative allosteric modulator (NAM) that has successfully completed a Phase 2a study in Parkinson’s disease patients suffering from levodopa induced dyskinesia (PD-LID).

“For some time, we have known that excessive glutamate activity from degeneration of the nigro-striatal dopamine pathway has played a key role in the negative impact of motor symptoms, NMS and dyskinesias in PD patients. These findings add to this growing body of preclinical and clinical evidence on the broad therapeutic potential of mGlu5 inhibitors in a range of psychiatric and neurological disorders,” said Dr. Mikhail Kalinichev, Head of Translational Science at Addex.

In the current study, published in Cells, the effects of dipraglurant were investigated in a rodent motor symptoms model of PD, as well as anxiety, depression and obsessive-compulsive disorder, all of which are among the most prevalent NMS symptoms. Following oral administration, dipraglurant was rapidly absorbed and readily crossed the blood-brain barrier. In vivo, dipraglurant administration was found to dose-dependently impact the various NMS disease models, including reducing haloperidol-induced catalepsy, increasing punished licks in the Vogel conflict-drinking model, decreasing immobility time in the forced swim test and decreasing the number of buried marbles in the marble-burying test. Dipraglurant was found to have no effect on rotarod performance or locomotor activity.

“Based on these results and preclinical and clinical studies conducted by Addex, we believe dipraglurant could help address the impact of these negative symptoms and help PD patients live with a better quality of life,” said Tim Dyer, CEO of Addex Therapeutics. “We are now evaluating the best and most efficient way forward with the future development of dipraglurant in multiple potential therapeutic applications.”

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available, small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional, non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2a proof of concept clinical trial for the treatment of epilepsy. Addex's second clinical program, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in a range of indications. Indivior PLC has licensed Addex’s GABABPAM program for the development of drug candidates, with a focus on substance use disorder. Addex is also advancing a broad preclinical pipeline, which includes development of a range of GABABPAMs for CMT1A, chronic cough and several types of pain, mGlu7 NAM for stress related disorders, mGlu2 NAM for mild neurocognitive disorders and depression, M4 PAM for schizophrenia and other forms of psychosis, as well as mGlu4 PAM and mGlu3 PAM. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Press Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including the ability to discover molecules as part of the Indivior collaboration, the progress of clinical trials and preclinical studies, including the timing of data read-outs from the ADX71149 epilepsy study, and our intended strategic direction. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, such as receipt of ongoing research payments and timing of the collaboration conclusion, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on March 30, 2023, the prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.